Exhibit 2

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT (this “Amendment”), made as of June 30, 2015 by and between CytoMedical Design Group LLC, a Minnesota limited liability (“Seller”), and Cryo-Cell International, Inc., a Delaware corporation (“Purchaser”), hereby amends that certain Asset Purchase Agreement between Seller and Purchaser dated as of June 11, 2015 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

W I T N E S S E T H:

WHEREAS, Purchaser and Seller wish to amend the Purchase Agreement on the terms contained herein immediately prior, and as a condition, to Closing the transactions contemplated by the Purchase Agreement;

NOW, THEREFORE, for and in consideration of the sum of $10.00, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Definitions. All capitalized terms contained in this Amendment that are not defined in this Amendment shall have the meanings ascribed to them in the Purchase Agreement.

2.	Payment of the Purchase Price. Seller and Purchaser have agreed that Purchaser shall pay the amounts Seller owes to BioE, as well as the amounts owed to certain vendors and suppliers listed on the Outstanding Supplier Invoices schedule attached hereto and made part of, and that such payments shall be paid pursuant to, and credited against the Purchase Price in accordance with, the Disbursement of Funds schedule attached hereto and made part hereof as Schedule 1.4.

3.	Disclosure Schedules. The disclosure Schedules attached to the Purchase Agreement are hereby replaced in their entirety by those attached to this Amendment. Seller hereby represents and warrants to Purchaser that the BioE License has been terminated effective as of the date hereof. Accordingly, the BioE License is no longer listed as a Material Contract in Schedule 3.6 attached hereto.

4.	Exhibits. The exhibits attached to the Purchase Agreement are hereby replaced in their entirety by those attached to this Amendment.

5.	BioE License. As Purchaser has secured a new exclusive license with BioE as contemplated by Section 2.2(h) of the Purchase Agreement, the parties agree they will not be entering into the Sublicense Agreement at Closing, and, accordingly, the new exclusive license between Cryo-Cell International and BioE will be attached to the Purchase Agreement as Exhibit D.

6.	Transfer of 510(k) Clearance. In addition to the other Assets being sold to Purchaser as contemplated by the Purchase Agreement, and without otherwise limiting the rights and Assets granted to Purchaser pursuant to the Purchase Agreement, Seller:

a.	hereby transfers to Purchaser, on an exclusive basis, free and clear of all Liens, all of Seller’s rights, title and interest in and to the PrepaCyte-CB (Cord Blood)

Processing System, including all Federal Drug Administration (FDA) 510(k) clearances related thereto, all of which shall be considered “Assets” under the Purchase Agreement;

b.	hereby agrees that, from any after the Closing, it shall not manufacture any device based upon the PrepaCyte-CB (Cord Blood) Processing System or any FDA 510(k) clearances related thereto;

c.	shall advise and assist Purchaser with regard to all actions that must be taken and otherwise cooperate with Purchaser and file or cause to be filed all transfer notices (including any filings required to be made with the FDA) and take all other actions reasonably requested by Purchaser to effectively transfer the PrepaCyte-CB (Cord Blood) Processing System, including all FDA 510(k) clearances related thereto, to Purchaser; and

d.	provide to Purchaser including but not limited to all books, records, documents and information related to the PrepaCyte-CB (Cord Blood) Processing System, including all FDA 510(k) clearances related thereto, including all correspondence, filings, notices and other communications to or from the FDA, all device history files, device master records with all letter to file documents, all quality control documents including validation records, labeling requirements, product and processing changes, standard operating procedures, batch records, supplier qualifications, and agreements, and all audit reports. Seller shall provide by July 31,2015.

7.	Miscellaneous. Except as specifically amended pursuant to this Amendment, this Amendment does not modify, amend, or extend the Purchase Agreement, which shall remain in full force and effect in accordance with its terms. Each party hereto hereby confirms and agrees to be bound by all of the terms and provisions of the Purchase Agreement, as amended by this Amendment. Nothing in this Amendment shall constitute a waiver or otherwise limit the rights and remedies of Purchaser arising under the Purchase Agreement. This Amendment may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same agreement. Each of the Credit Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of this Amendment and give effect to the transactions contemplated by this Amendment.

[Remainder of this page intentionally left blank; signatures to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

CYTOMEDICAL DESIGN GROUP LLC

By:	/s/ Michael P. Haider
Michael P. Haider, CEO

CRYO-CELL INTERNATIONAL, INC.

By:	/s/ Mark Portnoy
Mark Portnoy, Co-CEO

By:	/s/ David Portnoy
David Portnoy, Co-CEO

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